Exhibit 1

State of Florida Department of State I certify from the records of this office that BEBUZEE, INC. is a corporation organized under the laws of the State of Florida, filed on December 28, 2011. The document number of this corporation is P11000108639. I further certify that said corporation has paid all fees due this office through December 31, 2021, that its most recent annual report/uniform business report was filed on August 17, 2021, and that its status is active. I further certify that said corporation has not filed Articles of Dissolution. Given under my hand and the Great Seal of the State of Florida at Tallahassee, the Capital, this the Twenty - second day of February, 2022 Tracking Number: 5899631010CU To authenticate this certificate,visit the following site,enter this number, and then follow the instructions displayed. https://services.sunbiz.org/Filings/CertificateOfStatus/CertificateAuthentication